                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               RYMER FOODS, INC.
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                               (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.04 PER SHARE
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                        (Title of Class of Securities)


                                   783771306
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                                (CUSIP Number)


                             THOMAS P. KRASNER, CFA
                        RIVERSIDE CAPITAL ADVISERS, INC.
                              1650 S.E. 17 STREET
                                   SUITE 204
                       FT. LAUDERDALE, FLORIDA 33316-1735
                                 (954) 745-1256
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               SEPTEMBER 9, 1998
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (1)     NAME OF REPORTING PERSON

          RIVERSIDE CAPITAL ADVISERS, INC.
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          SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          59-2417036
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 22(d) OF 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          FLORIDA, USA
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     2,160,212
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               2,160,212
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,160,212
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          50.237%
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 (14)     TYPE OF REPORTING PERSON*
          IA
          ---------------------------------------------------------------------

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $.04 per share (the "COMMON STOCK"), of Rymer Foods Inc., a Delaware corporation (the "ISSUER"). The Issuer's principal executive offices are located at 4600 South Packers Avenue, Suite 400, Chicago, Illinois 60609.

Item 2. Identity and Background.

        This statement is filed by Riverside Capital Advisers, Inc.

        Riverside is a Florida corporation having both its principal business and principal office address at 1650 S.E. 17th Street, Suite 204, Fort Lauderdale, Florida 33316-1735. The principal business of Riverside is to provide investment advisory services to, and to invest on behalf of, discretionary investment accounts pursuant to the terms of written contracts. Thomas J. Ryan ("RYAN"), Thomas P. Krasner ("KRASNER") and Michael C. Bowen ("BOWEN"), are the President, Vice President and Vice President, respectively, of Riverside.

        The present principal occupation of Ryan is to act as an executive officer of Riverside. The present principal occupation of Krasner and Bowen, is to act as President and Vice-President, respectively of Biscayne Capital Management, Inc. The principal business is to manage short-term, high yield, fixed income funds for its investors. The principal address of Biscayne Capital Management, Inc. is 1650 S.E. 17th Street, Suite 204, Fort Lauderdale, Florida 33316-1735.

        The business address of Ryan, is at the offices of Riverside, 1650 S.E. 17th Street, Suite 204, Fort Lauderdale, Florida 33316-1735. The business address of both Krasner and Bowen is at the offices of Biscayne, 1650 S.E. 17th Street, Suite 204, Fort Lauderdale, Florida 33316-1735. Each of Ryan, Krasner and Bowen is a United States Citizen.

        None of the persons described in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

        1,907,151 shares of Common Stock of the Issuer owned beneficially by Riverside, were acquired in an exchange offer of Rymer Foods Inc. 11% Senior Notes due 12/15/2000, the balance of 253,061 were all purchased in the open market through brokerage transactions.

        The net investment cost (excluding commissions, if any) of the shares of Common Stock beneficially owned directly by Riverside is approximately $12,006,510.

        The shares of Common Stock purchased by Riverside were purchased with funds made available through investment accounts that Riverside manages.

Item 4. Purpose of the Transaction.

        To continue to increase the concentration in this investment.





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Item 5. Interest in Securities of the Issuer.

        (a) and (b) The Reporting Persons beneficially own the following amounts of Common Stock of the Issuer:

        Riverside is the beneficial owner of 2,160,212 shares of Common Stock that it holds in discretionary investment accounts and over which it has sole voting and investment authority.

        (c) The following transactions were made by the Reporting Persons in the Common Stock within the last sixty days.

Trade Date      Settle Date      # Shares      Unit Price          Net
----------      -----------      --------      ----------      ----------
7/15/98           7/20/98          9,000          .470         $ 4,230.00
8/14/98           8/19/98         20,000          .531          11,125.00
8/21/98           8/26/98          5,000          .500           2,625.00
8/25/98           8/28/98         14,500          .550           8,337.50
8/25/98           8/28/98         60,000          .487          30,674.70
8/27/98           9/01/98         32,500          .469          15,996.10
8/28/98           9/02/98         23,000          .630          14,950.00
9/08/98           9/11/98         29,500          .600          18,440.62

        (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons. However, the shares of Common Stock beneficially owned by Riverside are owned on behalf of investment accounts pursuant to written contracts with Riverside. Upon termination of any such contract, all shares held for such account, and all authority to vote and dispose of such shares, would revert to the entity for whom such investment account is maintained.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        Not applicable.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 1998               Riverside Capital Advisers, Inc.
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                                        By: /S/ THOMAS P. KRASNER
                                            -----------------------------------
                                                Thomas P. Krasner,
                                                Vice President